Filed by Nuveen New York Municipal Value Fund, Inc. (Commission File No. 333-248305)

pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to

Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen New York Municipal Value Fund 2 (Commission File No. 811-22271)

Nuveen New York Municipal Value Fund, Inc. (NNY)

YOUR VOTE IS IMPORTANT TO US – PLEASE VOTE TODAY!

Dear Shareholder:

You are receiving this IMPORTANT REMINDER because you have not voted for important proposals regarding your fund that will benefit you as a shareholder. We strongly encourage you to vote prior to March 17, 2021, the adjourned meeting date for your fund.

YOUR FUND’S BOARD OF TRUSTEES RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSALS

VOTING NOW HELPS MINIMIZE COSTS

The Fund, and indirectly its common shareholders, will bear a portion of the costs of the Reorganization, whether or not the Reorganization is consummated.

Please vote using one of the following options:

1.	VOTE ONLINE

Log on to the website or scan the QR code shown on your proxy card. Please have your proxy card in hand to access your control number (located in the shaded box) and follow the on-screen instructions.

2.	VOTE BY TOUCH-TONE TELEPHONE

Call the toll-free number listed on your proxy card. Please have your proxy card in hand to access your control number (located in the shaded box) and follow the recorded instructions.

3.	VOTE BY MAIL

Complete, sign and date the proxy card and then return it in the enclosed postage paid envelope.

If you have any questions regarding the proposals, or need assistance with voting, you may call Computershare Fund Services, the fund’s proxy solicitor, toll free at 1-866-905-8147.

View or download the Proxy Statement:

http://www.nuveenproxy.com/Closed-End-Fund-Proxy-Information/

Thank you for your prompt attention to this matter. If you have already voted, we appreciate your participation.